EXHIBIT 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2018 on:

•	an actual basis; and

•

an as adjusted basis giving effect to (i) scheduled debt repayments of $56.4 million, (ii) the declaration and payment of a $4.4 million common share dividend, (iii) the payment of $6.6 million of preferred share dividends, (iv) the sale of 268,192 common shares for an aggregate sum of $0.9 million and (v) the exercise of the greenshoe on the Company’s Series F Preferred Shares with the sale of 600,000 additional shares that resulted in net proceeds of $14.6 million.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2018 and October 5, 2018.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” attached as Exhibits 99.1 and 99.2, respectively, to the Report on Form 6-K to which this capitalization table is an exhibit, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2017.

	As of June 30, 2018
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	272,501	220,555
Restricted cash	9,924	9,924

Total cash	282,425	230,479

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	1,684,266	1,627,827

Stockholders equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized on an actual and as adjusted basis and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 5,400,000 Series F Preferred Shares issued and outstanding on an actual basis and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares issued and outstanding on an as adjusted basis	17,425	18,025
Common shares, $1.00 par value; 175,000,000 shares authorized on an actual and as an adjusted basis; 87,338,652 shares issued and outstanding on an actual basis and 87,604,645 shares issued and outstanding on an as adjusted basis	87,339	87,605
Additional paid-in capital	983,107	997,681
Cost of treasury stock	(76)	—
Accumulated other comprehensive loss	(4,519)	(4,519)
Retained earnings	501,113	490,156
Non-controlling interest	12,447	12,447

Total stockholders’ equity	1,596,836	1,601,395

Total capitalization	3,281,102	3,229,222